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[EDENTIFY LOGO]

KENNETH R. VENNERA, ESQUIRE
General Counsel
Direct Dial:  610-814-6832
Email:  kvennera@edentify.us
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                                December 4, 2006


VIA EDGAR SUBMISSION
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Barbara C. Jacobs
Assistant Director-Legal
U.S. Securities Exchange Commission
100 F. Street NE
Washington, D.C.  20549-4561

   RE: Edentify, Inc.
       Definitive Information Statement on Schedule 14C filed December 4, 2006 File No. 0-26909

Dear Ms. Jacobs:

In connection with our filing of the Definitive Information Statement, we acknowledge that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3) The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


                                 Very truly yours,

                                 /s/ Kenneth R. Vennera
                                 Kenneth R. Vennera


cc: Terrence DeFranco, CEO